UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Pearl Diver Credit Company Inc.

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

70476Q100

(CUSIP Number)

Erin E. Martin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

(202) 739-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Isthmus Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,266,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,266,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,266,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON OO

1

1	NAME OF REPORTING PERSONS Lorna Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,266,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,266,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,266,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON IN

2

1	NAME OF REPORTING PERSONS Anneka Bavalia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,266,743
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,266,743
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,266,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON IN

3

Item 1.	(b)	Name of Issuer

Pearl Diver Credit Company Inc.

(b)	Address of Issuer’s Principal Executive Offices

747 Third Ave Suite 3603

New York, NY 10017

Item 2.	(a)	Name of Person Filing

This statement is filed by (i) Isthmus Capital LLC (“Isthmus”); (ii) Lorna Carroll; and (iii) Anneka Bavalia. The foregoing are collectively referred to herein as the “Reporting Persons.”

Isthmus holds securities of the Issuer. Lorna Carroll and Anneka Bavalia are the managers of Isthmus.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal office of each of Isthmus, Lorna Carroll and Anneka Bavalia is 747 Third Ave, Suite 3603, New York, NY 10017.

(c)	Citizenship

Isthmus is a Delaware limited liability company. Lorna Carroll is a citizen of Ireland. Anneka Bavalia is a citizen of the United Kingdom.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP Number

70476Q100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Isthmus	4,266,743
Lorna Carroll	4,266,743
Anneka Bavalia	4,266,743

Each of the reporting persons disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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(b)	Percent of class:

Isthmus	62.8%
Lorna Carroll	62.8%
Anneka Bavalia	62.8%

The percentages are based on 6,796,473 shares of common stock outstanding as of July 19, 2024, as reported in the prospectus filed by the Issuer pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, on July 19, 2024.

(c)	Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

0 for all Reporting Persons

(ii)       Shared power to vote or to direct the vote:

Isthmus	4,266,743
Lorna Carroll	4,266,743
Anneka Bavalia	4,266,743

(iii)       Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)       Shared power to dispose or to direct the disposition of:

Isthmus	4,266,743
Lorna Carroll	4,266,743
Anneka Bavalia	4,266,743

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

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Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[The remainder of this page is intentionally left blank.]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	Isthmus Capital LLC

	By:	/s/ Lorna Carroll
		Name:	Lorna Carroll
		Title:	Manager

	By:	/s/ Lorna Carroll
Lorna Carroll

	By:	/s/ Anneka Bavalia
Anneka Bavalia

Exhibit 2

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: November 14, 2024	Isthmus Capital LLC

	By:	/s/ Lorna Carroll
		Name:	Lorna Carroll
		Title:	Manager

	By:	/s/ Lorna Carroll
Lorna Carroll

	By:	/s/ Anneka Bavalia
Anneka Bavalia